

03 APR 22 7:21

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

Ihre Zeichen / Your Ref. | Unsere Zeichen/Datum / Our Ref./Date | Telefon/Telefax / Telephone/Telefax

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

CGN IR dg
14 April 2003



03022339

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

SUPPL

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
Deutsche Lufthansa Aktiengesellschaft
Vice President Investor Relations

PROCESSED
JUN 11 2003
THOMSON
FINANCIAL

Ulrike Schlosser

Enclosures

Gesellschaftsrechtliche Angaben,
Anschrift und weitere Informationen
auf der Rückseite.
For corporate details, address
and further information please turn over

ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4891

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

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Dokument: Übermittelt

Lufthansa mit einem unerwartet hohen Verlust im 1. Quartal 2003

Auf der Grundlage vorläufiger Analysen rechnet der Lufthansa-Konzern für das 1. Quartal mit einen unerwartet hohen operativen Verlust. Maßgeblich für diese negative Entwicklung sind erhebliche Nachfragerückgänge, insbesondere im Passagiergeschäft. Unverändert schlechte konjunkturelle Rahmenbedingungen vor allem in Deutschland, die Auswirkungen des Irak-Krieges und die noch nicht abschätzbaren Folgen der Lungenkrankheit SARS belasten die Geschäftsentwicklung nachhaltig. Um die wirtschaftlichen Auswirkungen der Krise zu begrenzen, hat der Vorstand der Deutschen Lufthansa AG in seiner heutigen Sitzung neben Anpassungen im Flugplan insbesondere weitere Maßnahmen zur Personalkostensenkung eingeleitet.

Deutsche Lufthansa AG
Investor Relations
Ulrike Schlosser, Telefon (069) 696 - 90997, Fax (069) 696 – 90990,
e-mail: investor.relations@dlh.de
8. April 2003

Lufthansa anticipates unforeseen high first-quarter loss 2003

On the basis of provisional analyses, Lufthansa Group is anticipating an unexpectedly high operating loss in the first quarter. This negative development is principally due to a deep dip in demand, notably in passenger business. The continuing weak economic environment, especially in Germany, the impact of the Iraq war and the unforeseeable consequences of the SARS respiratory disease are exacting a sustained toll on business developments. In order to contain the economic effects of the crisis, the Lufthansa Executive Board has today initiated further measures to reduce staff costs alongside adjustments to flight schedules.

Deutsche Lufthansa AG
Investor Relations
Ulrike Schlosser, Tel: +49 69 696 - 90997, Fax +49 69 696 - 90990,
e-mail: investor.relations@dlh.de
April 8, 2003

Lufthansa will mit 0,60 Euro je Aktie die Dividendenzahlung wieder aufnehmen

Der Lufthansa Konzern hat im Geschäftsjahr 2002 einen Umsatz von 17,0 Mrd. Euro erreicht (2001: 16,7 Mrd. Euro). Das operative Ergebnis steigt auf +718 Mio. Euro (2001: +28 Mio. Euro). Der Gewinn nach Steuern beträgt +717 Mio. Euro (2001: -633 Mio. Euro).

Basierend auf diesem Ergebnis werden Vorstand und Aufsichtsrat der Hauptversammlung eine Dividende in Höhe von 0,60 Euro je Aktie vorschlagen. Im Vorjahr wurde keine Dividende ausgeschüttet.

Detaillierte Informationen zum Jahresabschluß 2002 veröffentlicht Lufthansa am 20. März 2003 um 10:00 Uhr. Zeitgleich werden die Daten im Internet unter "http://www.lufthansa-financials.de" bereitgestellt.

Deutsche Lufthansa AG
Investor Relations
Ulrike Schlosser, Telefon (069) 696 - 90997, Fax (069) 696 – 90990,
e-mail: investor.relations@dlh.de
19. März 2003

Lufthansa to resume dividend payments with a dividend of Euros 0.60 per share

The Lufthansa Group posted revenue of Euros 17.0 billion in 2002, (2001: Euros 16.7 billion). The operating result rose to Euros +718 million (2001: Euros +28 million). The net profit for the period totalled Euros +717 million (2001: net loss Euros -633 million).

On the basis of this result, the Executive Board and the Supervisory Board will propose to the Annual General Meeting a dividend of Euros 0.60 per share. No dividend was paid in the previous year.

Lufthansa will publish detailed information on the 2002 Financial Statements at 10:00 Central European Time (CET) on 20 March 2003. It will be available simultaneously on the Internet at: http://www.lufthansa-financials.com.

Deutsche Lufthansa AG
Investor Relations
Ulrike Schlosser, Tel: +49 69 696 - 90997, Fax +49 69 696 - 90990,
e-mail: investor.relations@dlh.de
March 19, 2003



Investor Info
March 2003
including traffic figures

Change in capacity utilisation in March compared with previous year


80
75
70
% 65
60
55
50
2003
2002
PassengerLF
CargoLF
GroupLF

Note:
The Group result for the first quarter of 2003 will be published on 14 May 2003 and will be available simultaneously on our website at:
www.lufthansa-financials.com

Passenger numbers rise to 3.7 million

The Iraq war and the outbreak of the respiratory disease SARS dented the performance of Lufthansa's passenger airlines in March. While the passenger count rose by 3.3 per cent to 3.7 million, this fell far short of the growth rates achieved in the previous months. Available capacity was 10.8 per cent up on the level for March 2002, when passenger business was still feeling the effects of the stringent capacity cuts introduced in the wake of September 11. Sales edged up by only 2.9 per cent – also due to the sudden increase in the no-show rate in the last third of March. Consequently, the passenger load factor declined by 5.4 percentage points to 70.9 per cent. The crises and the persistent economic downturn resulted in lower capacity utilisation, making load factors above 80 per cent unattainable. Once again the highest seat load factor – 78.1 per cent – was achieved in the Asia/Pacific region.

In March Lufthansa Cargo carried 146,000 tonnes of freight and mail, 2.0 per cent less than in the previous year. Despite a 1.4 per cent increase in sales, the cargo load factor fell by 4.2 percentage points. This was due to the expansion of capacity on Lufthansa's passenger aircraft, which boosted Cargo's available capacity by 7.6 per cent.

At 69.6 per cent the overall load factor (passengers and cargo) represents a year-on-year decline of 5.1 percentage points.

Lufthansa to become leaner and more efficient

Lufthansa is responding to the changed conditions in the global airline industry by slimming down its structures and establishing more efficient decision-making channels. In future the Group's Executive Board will have three rather than four members. Wolfgang Mayrhuber, who will succeed Jürgen Weber as Chairman and CEO on June 18th, will additionally manage Lufthansa German Airlines. The Group will pursue its successful policy of decentralising management. In parallel to their Group functions, the members of the Executive Board will be responsible for strategically important business segments and regions. The remit of the Airline Board of Lufthansa German Airlines will be reduced to four divisions.

Capacity adjustments on intercontinental routes

On 25 March the Executive Board announced further reductions in capacity on intercontinental routes in response to the decline in passenger bookings following the outbreak of the war in Iraq. The majority of cuts will affect services on North Atlantic routes. Further precautions will be introduced to minimise the risks associated with the lung disease SARS. The long-haul fleet which was scheduled to operate the summer timetable will be reduced by seven aircraft. In February Lufthansa took 31 of its own aircraft and 17 aircraft operated by CityLine and regional partners out of service.

Lufthansa anticipates high loss in first quarter of 2003

On the basis of preliminary analyses the Lufthansa Group anticipates an unexpectedly high operating loss for the first quarter of 2003. This is due principally to a major slump in passenger demand. The ongoing economic downturn, the Iraq war and the as yet unforeseeable consequences of the acute respiratory disease SARS are continuing to have a dampening effect on business. At its meeting on 8 April the Executive Board therefore initiated further measures to adjust capacities and in particular reduce staff costs.

Deutsche Lufthansa AG
Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E-Mail:
investor.relations@dlh.de
Internet:
www.lufthansa-financials.com

April 9, 2003

Traffic figures March 2003

Lufthansa Passenger Business Group*	March 2003	Yoy (%)	cumulative	Yoy (%)
Passengers in 1,000	3,710	+ 3.3	10,391	+ 7.6
Available seat-kilometers (mio)	10,183	+ 10.8	29,251	+ 10.9
Revenue pax-kilometers (mio)	7,218	+ 2.9	20,618	+ 7.2
Passenger load-factor (%)	70.9	- 5.4P.	70.5	- 2.4P.
Number of Flights	43,497	+ 11.2	125,341	+ 10.8
Lufthansa Cargo AG	**March 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Cargo/mail in 1,000 tonnes	146	- 2.0	384	-2.8
Available Cargo tonne-km (mio)	976	+ 7.6	2,624	+ 6.4
Revenue Cargo tonne-km (mio)	666	+ 1.4	1,719	+ 1.8
Cargo load-factor (%)	68.3	- 4.2P.	65.5	- 2.9P.
Number of Flights	2,128	+ 4.6	5,903	+ 2.0
Lufthansa Group	**March 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Available tonne-km (mio)	2,001	+ 9.6	5,558	+ 8.9
Revenue tonne-km (mio)	1,393	+ 2.2	3,796	+ 4.7
Overall load factor (%)	69.6	- 5.1P.	68.3	- 2.7P.
Number of Flights	45,625	+ 10.9	131,244	+ 10.4
Traffic regions				
Europe (incl. Germany)	**March 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	2,943	+ 3.4	8,189	+ 7.4
Available seat-kilometers (mio)	3,252	+ 9.4	9,341	+ 9.3
Revenue pax-kilometers (mio)	1,927	+ 2.5	5,375	+ 6.6
Passenger load-factor (%)	59.3	- 4.0P.	57.5	- 1.5P.
Cargo/mail in 1,000 tonnes	62	- 8.3	167	- 8.7
Available Cargo tonne-km (mio)	102	+ 6.1	289	+ 4.9
Revenue Cargo tonne-km (mio)	40	- 7.4	112	- 4.8
Cargo load-factor (%)	38.9	- 5.7P.	38.6	- 3.9P.
America (North and South)	**March 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	391	+ 7.2	1,081	+ 11.4
Available seat-kilometers (mio)	3,592	+ 14.6	10,193	+ 14.9
Revenue pax-kilometers (mio)	2,778	+ 6.6	7,792	+ 10.5
Passenger load-factor (%)	77.4	- 5.8P.	76.4	- 3.1P.
Cargo/mail in 1,000 tonnes	38	+ 8.8	98	+ 4.0
Available Cargo tonne-km (mio)	354	+ 13.4	941	+ 7.9
Revenue Cargo tonne-km (mio)	255	+ 8.1	656	+ 5.3
Cargo load-factor (%)	71.9	- 3.5P.	69.7	- 1.7P.
Asia/Pacific	**March 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	256	+ 1.3	750	+ 6.9
Available seat-kilometers (mio)	2,525	+ 9.3	7,317	+ 8.9
Revenue pax-kilometers (mio)	1,973	+ 1.4	5,759	+ 5.5
Passenger load-factor (%)	78.1	- 6.1P.	78.7	- 2.6P.
Cargo/mail in 1,000 tonnes	38	+ 2.2	98	+ 4.6
Available Cargo tonne-km (mio)	448	+ 6.7	1,190	+ 8.2
Revenue Cargo tonne-km (mio)	328	+ 0.0	835	+ 2.3
Cargo load-factor (%)	73.1	- 4.9P.	70.2	- 4.1P.
Middle East and Africa	**March 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	118	- 6.5	368	+ 5.2
Available seat-kilometers (mio)	807	+ 5.0	2,390	+ 8.1
Revenue pax-kilometers (mio)	537	- 7.0	1,688	+ 2.0
Passenger load-factor (%)	66.5	- 8.5P.	70.6	- 4.2P.
Cargo/mail in 1,000 tonnes	8	- 13.5	22	- 12.7
Available Cargo tonne-km (mio)	71	- 8.2	204	- 7.2
Revenue Cargo tonne-km (mio)	44	- 13.5	116	- 12.0
Cargo load-factor (%)	61.4	- 3.7P.	57.2	- 3.1P.

*Deutsche Lufthansa AG and Lufthansa CityLine GmbH

 **News**

A STAR ALLIANCE MEMBER

Lufthansa Aviation Group | Passenger Business | Logistics | MRO | Catering | Leisure Travel | IT Services

Frankfurt, April 9, 2003

Traffic results impacted by weak global economy and Iraq war

Load factors for passenger and cargo traffic decline in first quarter of 2003

The persistently weak global economy, the Iraq war and the spreading respiratory disease SARS had a significant impact on the traffic results of the Lufthansa Group in the first quarter of 2003. This resulted in lower load factors for passenger and cargo traffic in all the traffic regions.

From January to March of this year the Group airlines carried 10.4 million passengers, 7.6 per cent more than in the first quarter of 2002. Although available capacity was 10.9 per cent higher than in March 2002, sales only increased by 7.2 per cent year-on-year. As a result, the passenger load factor dropped 2.4 percentage points to 70.5 per cent.

Lufthansa's cargo business continued to be particularly affected by the economic downturn. In the first quarter of 2003 Lufthansa Cargo transported 2.8 per cent less freight and mail than in the comparable period last year, with the result that the cargo load factor declined by 2.9 percentage points to 65.5 per cent.

The Lufthansa Group achieved an overall load factor (passengers and cargo) of 68.3 per cent, which represents a decline of 2.7 percentage points.

Lufthansa Group	**Jan.-Mar. 2003**	**Jan.-Mar. 2002**	**Year-on-year change in %**
Passengers (000)	10,391	9,653	+7.6
Available seat-kilometres (m)	29,251	26,376	+10.9
Revenue pax-kilometres (m)	20,618	19,230	+7.2
Passenger load factor in per cent	70.5	72.9	-2.4 pp
Freight/mail (in 000 tonnes)	384	396	-2.8
Cargo load factor	65.5	68.4	-2.9 pp
Available cargo tonne-kilometres (m)	5,558	5,105	+8.9
Revenue cargo tonne-kilometres (m)	3,796	3,626	+4.7
Overall load factor in per cent	68.3	71.0	-2.7 pp
Number of flights	131,244	118,890	+10.4

The Lufthansa Group will publish its financial result for the first quarter of 2003 on 14 May. On that date the quarterly report will also be available for downloading from the Internet at www.lufthansa-financials.com in German and English.

Deutsche Lufthansa AG
Corporate Communications
Christine Ritz
Tel. +49 69 696 – 51014 / -2999
Fax +49 69 696 – 6818
http://media.lufthansa.com

Publication

pursuant to section 6 of the Aviation Compliance Documenting Act, section 44 (1) 3 of the German Stock Exchange Act and section 70 of the German Stock Exchange Listung Regulation.

As at 31 March 2003 the ownership structure of Deutsche Lufthansa AG by nationality was as follows:

Germany	71.8 %
United Kingdom	9.9 %
United States	7.4 %
Luxembourg	2.9 %
Switzerland	2.4 %
Belgium	2.2 %
Other	3.4 %

The conditions for maintaining the Company's licences and rights under aviation laws and agreements are met.

Cologne, 4 April 2003

Deutsche Lufthansa Aktiengesellschaft
The Executive Board


Lufthansa

Deutsche Lufthansa Aktiengesellschaft
Cologne

We hereby invite our shareholders to attend
the 50th Annual General Meeting
to be held
at Kölnarena, Willy-Brandt-Platz 1, 50679 Köln
on Wednesday, 18 June 2003, at 10:00 a.m.

Agenda*

1. Presentation of the Audited Financial Statements, the Approval Consolidated Financial Statements, the Management Report for the Company and the Group as well as the Report of the Supervisory Board for the 2002 financial year

2. Appropriation of the balance sheet profit for the 2002 financial year

3. Approval of Executive Board's acts for the 2002 financial year

4. Approval of Supervisory Board's acts for the 2002 financial year

5. Elections to the Supervisory Board

6. Amendments to the Articles of Association

7. Authorization to purchase own shares

8. Approval for the conclusion of intercompany agreements with Lufthansa Systems Group GmbH

9. Appointment of auditors for the annual financial statements in the 2003 financial year

* This text is a translation of the original German text.
Please note that only the German version is binding under law.

Proposals for resolutions on agenda topics:

2. Appropriation of the balance sheet profit for the 2002 financial year

The Executive Board and Supervisory Board propose that the balance sheet profit of € 228,960,000 stated in the financial statements be used to pay a dividend of € 0.60 per registered share. The dividend is payable on 19 June 2003.

3. Approval of Executive Board's acts for the 2002 financial year

The Executive Board and the Supervisory Board propose that approval be given to the activities of the Executive Board during the 2002 financial year.

4. Approval of Supervisory Board's acts for the 2002 financial year

The Executive Board and the Supervisory Board propose that approval be given to the activities of the Supervisory Board during the 2002 financial year.

5. Elections to the Supervisory Board

The term of office of members of the Supervisory Board ends at the close of the Annual General Meeting (AGM) on 18 June 2003. Pursuant to § 96 of Germany's Stock Corporation Act (AktG) and § 7 (1), no. 3 of the country's Codetermination Act (MitbestG), the Supervisory Board consists of 20 members, of whom 10 are elected by the AGM.

The Supervisory Board proposes that the following nominees be elected:
(Board memberships to be reported for 19 March 2003)

Dr. Josef Ackermann
Spokesman of the Board of Managing Directors, Deutsche Bank AG, Frankfurt am Main

Membership of supervisory boards required by law:
Bayer AG
Linde AG
Siemens AG

Dr. Gerhard Cromme
Chairman of the Supervisory Board, ThyssenKrupp AG, Essen

Membership of supervisory boards required by law:
Allianz AG
Axel Springer Verlag AG
E.ON AG
Ruhrgas AG
Siemens AG
ThyssenKrupp AG (Chairman)
Volkswagen AG

Membership of comparable supervisory bodies at companies in Germany and abroad:
Suez S.A., Paris (Board of Directors)

Michael Diekmann
Member of the Board of Management, Allianz AG, Gmund

Membership of comparable supervisory bodies at companies in Germany and abroad in which Allianz AG has a controlling interest:
Fireman's Fund Ins. Co.
Allianz Life Ins. Co. of North America
Allianz Ins. Co. of Canada

Ulrich Hartmann
Chairman of the Board of Management, E.ON AG, Düsseldorf

Membership of supervisory boards required by law:
Hochtief AG
IKB Deutsche Industriebank AG (Chairman)
Münchener Rückversicherungs-Gesellschaft AG (Chairman)
RAG AG (Chairman)

Membership of supervisory boards required by law
in which E.ON AG has a controlling interest:
E.ON Energie AG (Chairman)
Ruhrgas AG (Chairman)

Membership of comparable supervisory bodies at companies in Germany and abroad:
ARCELOR, Luxembourg (Administrative Board)
Henkel KGaA (Proprietors' Committee)

Membership of comparable supervisory bodies at companies in Germany and abroad in which E.ON AG has a controlling interest:
Powergen Limited, London (Chairman, Board of Directors)

Dr. Otto Graf Lambsdorff
Lawyer, Honorary President, Deutsche Schutzvereinigung für Wertpapierbesitz e.V., Bonn

Membership of supervisory boards required by law:
D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG
IVECO Magirus AG (Chairman)
NSM AG (Chairman)
HSBC Trinkaus & Burckhardt KGaA
Victoria Lebensversicherung AG
Victoria Versicherung AG

Membership of comparable supervisory bodies at companies in Germany and abroad:
IVECO N.V., Amsterdam (Board of Directors)

Dr. Klaus G. Schlede
Former Deputy Chairman of the Executive Board, Deutsche Lufthansa AG, Carabietta (Schweiz)

Membership of supervisory boards required by law:
Deutsche Postbank AG
Gerling-Konzern Globale Rückversicherungs-AG
Thomas Cook AG

Werner Schmidt
Chairman of the Executive Board, Bayerische Landesbank Girozentrale, München

Membership of supervisory boards required by law:
Deutsche Kreditbank AG
Dress & Sommer AG
Herrenknecht AG
Jenoptik AG
LSG Lufthansa Service Holding AG
N-Ergie AG
Wieland-Werke AG

Membership of comparable supervisory bodies at companies in Germany and abroad:
Liquiditäts-Konsortialbank GmbH (Deputy member Board of Directors)

Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber
Chairman of the Executive Board, Deutsche Lufthansa AG (until 18 June 2003), Hamburg

Membership of supervisory boards required by law:
Allianz Lebensversicherungs-AG
KarstadtQuelle AG
Thomas Cook AG (Chairman)

Membership of supervisory boards required by law in which Deutsche Lufthansa AG has a controlling interest:
LSG Lufthansa Service Holding AG (Chairman)
Lufthansa Cargo AG
Lufthansa Technik AG (Chairman)

Membership of comparable supervisory bodies at companies in Germany and abroad:
Loyalty Partner GmbH (Chairman)

Dr. Hans-Dietrich Winkhaus
Member of the Proprietors' Committee, Henkel KGaA, Düsseldorf

Membership of supervisory boards required by law:
BMW AG
Degussa AG
Deutsche Telekom AG
ERGO-Versicherungsgruppe AG
Schwarz-Pharma AG (Chairman)

Membership of comparable supervisory bodies at companies in Germany and abroad:
Henkel KGaA (Proprietors' Committee)

Dr. Klaus Zumwinkel
Chairman of the Executive Board, Deutsche Post AG, Köln

Membership of supervisory boards required by law:
Allianz Versicherungs-AG
Deutsche Telekom AG (Chairman)
Tchibo Holding AG

Membership of supervisory boards required by law in which Deutsche Post AG has a controlling interest:
Deutsche Postbank AG (Chairman)

Membership of comparable supervisory bodies at companies in Germany and abroad:
C.V. International Post Corp. U.A. (Deputy Chairman)

Membership of comparable supervisory bodies at companies in Germany and abroad in which Deutsche Post AG has a controlling interest:
Danzas Holding AG (Chairman Board of Directors)
Deutsche Post Ventures GmbH (Investment Committee)
DHL Worldwide Express B.V., Amsterdam (Board of Directors)

The AGM is not bound by these election proposals.

6. Amendments to the Articles of Association

a) Adjustment to the remuneration of the Supervisory Board

The arrangements governing the remuneration of Supervisory Board members set forth in Art. 13 of our Articles of Association are to be adjusted to meet the recommendations of the German Corporate Governance codex, so that chairmanships and membership of committees, too, are to be taken into account for the remuneration in future. Planning also calls for an increase in remuneration to do justice to the heavier demands to be met in the activities of the Supervisory Board.

The Executive Board and the Supervisory Board propose that Art. 13 (1) and (2), sent. 1 be reworded as follows:

Art. 13 (1)
"The members of the Supervisory Board shall receive a remuneration for their services of € 20,000 plus a variable payment of € 1,000 for each € 0.01 per share in excess of € 0.25 per share on the dividend approved by the AGM. The Chairperson shall receive triple and the Deputy Chairperson one and a half times this amount. In addition, a committee member shall receive 25% and the chairperson of a committee 50% of this amount. Any remuneration in respect of committee activities is subject to the proviso that the committee has met at least once per financial year."

Art. 13 (2), sent. 1
"The members of the Supervisory Board shall in addition receive a reimbursement for their out-of-pocket expenses (in particular travel expenses) and an attendance fee of € 500 for each meeting."

The corresponding provisions were worded as follows in the past:

Art. 13 (1)
"The members of the Supervisory Board shall receive a remuneration for their services of € 10,000 plus a variable payment of € 3,000 for each € 0.05 per share in excess of € 0.25 per share on the dividend approved by the AGM. The Chairperson shall receive the double amount, the Deputy Chairperson one and a half times this amount."

Art. 13 (2), sent. 1
"The members of the Supervisory Board shall in addition receive a reimbursement for their out-of-pocket expenses (in particular travel expenses) and an attendance fee of € 125 for each meeting."

b) Age limit for proposed elections to the Supervisory Board

The German Corporate Governance codex recommends that an age limit be considered in elections to the Supervisory Board. Hence, the Executive Board and the Supervisory Board propose that Art. 8 of the Articles of Association be extended to include a new paragraph 2:

"In elections to the Supervisory Board, no persons should be proposed who have already completed their 70th year of life."

c) Amendment to registration period

Germany's Law on Registered Shares and on Facilitated Exercise of Voting Rights (NaStraG) has shortened the registration period for attending AGMs as set forth in § 123 (4) AktG by four days, so that the period now ends seven days before the event, instead of three days as in the past.

This amendment gives companies greater flexibility in processing registrations. Lufthansa wishes to make use of the option wherever the end of a registration period falls on a weekend or public holiday, this in the interest of optimized preparations for AGMs. It ensures the necessary processing period of three days, since the risk of a shortening to two days from the possible applicability of § 193 of Germany's Civil Code (BGB) is ruled out.

The Executive Board and the Supervisory Board propose the following resolution:

That Art. 15 (2) of the Articles of Association be extended by one sentence and reworded as follows:

"Registrations for participating in Annual General Meetings must be received by the Company no later than the third day prior to the AGM. If the end of the registration period falls on a Saturday, Sunday or public holiday, the registration period closes on the preceding workday in each case. The shares entitled to vote are those that are entered in the share register on the final day of the registration period. Shareholders are entitled to be represented by proxy."

d) Announcements of the Company

In view of an amendment of the AktG by Germany's Transparency and Disclosure Act (TransPuG) regarding the publication of announcements in the electronic Federal Gazette, Art. 3 of the Articles of Association is to be adapted to match the new statutory situation.

The Executive Board and the Supervisory Board propose that Art. 3 be reworded as follows:

"Any announcements of the Company shall be published in the electronic Federal Gazette, failing other mandatory provisions of statute."

7. Authorization to purchase own shares

The current authorization granted by the Annual General Meeting of 19 June 2002 on item 6 of the Agenda to permit the purchase of own shares will expire on 18 December 2003. This authorization has not yet been used. In order to enable the Company to continue to have the opportunity to buy back its own shares, a resolution to cancel the authorization granted last year and to authorize the Executive Board anew to purchase own shares until 17 December 2004 is to be proposed to the AGM.

The Executive Board and the Supervisory Board, therefore, propose adoption of the following resolution:

That the Company be authorized pursuant to § 71 (1), no. 8 AktG to purchase its own shares until 17 December 2004 in an amount not exceeding ten per cent of the Company's present share capital. The shares may be purchased through the stock exchange or by means of a public offer to purchase made to all shareholders. The price paid for these shares may not be more than ten per cent higher or lower than the market price. In terms of the aforementioned provision, the market price in the event of a purchase through the stock exchange shall be the average price of the shares of Deutsche Lufthansa AG in the closing auction in XETRA trading (or in an appropriate successor system) on the last five trading days prior to the purchase of the shares. In the event of a purchase by means of a public offer to purchase made to all shareholders, the market price shall be the average price of the shares of Deutsche Lufthansa AG in the closing auction in XETRA trading (or in an appropriate successor system) on the last five trading days prior to publication of the decision to submit this offer.

The Executive Board shall be authorized, with the consent of the Supervisory Board, to sell own shares acquired in a way other than through the stock exchange or by means of a public offer to purchase made to all shareholders, provided that the shares are sold at a price that is not materially lower than the market price of the same class of the Company's shares at the time of the sale. The subscription rights of shareholders shall be excluded. This authorization is subject, however, to the condition that the shares excluded under § 186 (3), sent. 4 AktG do not exceed ten per cent of the share capital, either at the time when this authorization is granted or at the time when it takes effect. To be set off against this limit of ten per cent of the share capital are shares that are

issued after this authorization has come into effect by virtue of an authorization applying at the time this authorization takes effect or by virtue of a substitute authorization to issue new shares from authorized capital under § 186 (3), sent. 4 AktG in exclusion of subscription rights. This limit of ten per cent of share capital shall also apply to those shares that are issued or are to be issued in order to service convertible bonds or bonds with warrants attached, provided that the bonds were issued after this authorization came into effect by virtue of an authorization applying at the time this authorization takes effect or by virtue of a substitute authorization under the terms of § 186 (3), sent. 4 AktG in exclusion of subscription rights.

The Executive Board shall also be authorized, with the consent of the Supervisory Board, to sell its own shares purchased in a way other than through the stock exchange or by means of a public offer made to all shareholders, provided that this is carried out against contributions in kind within the scope of the acquisition of companies or interests in companies, or in order to satisfy the rights of holders of, or creditors under convertible bonds or bonds with warrants attached which have been issued by the Company or by a foreign subsidiary in which Deutsche Lufthansa AG holds a 100% direct or indirect interest, or in order to offer its own acquired shares as staff shares for purchase by employees of Deutsche Lufthansa AG and its affiliated companies. In each case, the subscription rights of shareholders shall be excluded.

The Executive Board shall furthermore be authorized to call in its acquired own shares either in their entirety or in portions subject to the approval of the Supervisory Board with no further resolution of the General Meeting

The above authorizations may be used, singly or in combination, on one or several occasions, to sell or call in the Company's own shares in their entirety or in portions.

The current authorization for the purchase of own shares granted by the Annual General Meeting of 19 June 2002 on item 6 of the Agenda and expiring on 18 December 2003 shall be cancelled for the period after the new authorization takes effect.

Report of the Executive Board on item 7 of the Agenda pursuant to §§ 71 (1), no. 8 and 186 (3), sent. 4, (4), sent. 2 AktG

Under item 7 of the Agenda, it is proposed that the AGM authorize the Company pursuant to § 71 (1), no. 8 AktG until 17 December 2004 to acquire own shares representing up to ten per cent of the share capital at the time of adoption of the resolution by the AGM, including own shares that have already been acquired or are attributable to the Company. Under the terms of this proposal, the Company may dispose of or issue own shares acquired by virtue of this or another authorization, partly and in exclusion of the subscription rights of shareholders.

The proposed authorization to purchase own shares replaces the previous authorization granted by the Annual General Meeting in 2002. The aim of the authorization is to enable the Company to use the flexibility of this instrument until 17 December 2004. Own shares may be only purchased through the stock exchange or by means of a public offer to purchase made to all shareholders. In this way, all shareholders shall have the same opportunity to sell shares to the Company wherever the Company makes use of the authorization to purchase its own shares.

The provisions of statute allow the Company to sell its own acquired shares through the stock exchange or by means of a public offer made to all shareholders. Use of this selling option safeguards the rights of shareholders to equal treatment in the reissuance of shares. In addition, the authorization proposed also provides for the Executive Board, with the consent of the Supervisory Board, to sell its own shares acquired by virtue of the authorization in a way other than through the stock exchange or by means of a public offer made to all shareholders, provided that they are sold at a price that is not materially lower than the market price of the shares of Deutsche Lufthansa AG at the time of the sale. With this authorization, which is equivalent to an exclusion of subscription rights, the Company is making use of the scope provided by § 71 (1), no. 8 AktG in application of § 186 (3), sent. 4 AktG to facilitate the exclusion of subscription rights. One object is to enable the Company to offer its shares to institutional investors in particular and/or to expand the shareholder base, in the interests of the Company. Another is to ensure that the Company is able to respond quickly and flexibly to favourable market opportunities. Due account is taken of the interests of the shareholders by providing that the shares may be sold only at a price that is not materially lower than the market price of the shares of Deutsche Lufthansa AG at the time of the sale. This authorization is limited to a total of ten per cent of the share capital of the Company, both at the time when this authorization takes effect and at the time when it is implemented. To be set off against this limit of ten per cent of the share capital are shares that are issued after this authorization has come into effect by virtue of an authorization applying at the time the proposed authorization takes effect or by virtue of a substitute authorization to issue new shares from authorized capital under § 186 (3), sent. 4 AktG in exclusion of subscription rights. Also, this limit of ten per cent of share capital shall apply to those shares that are issued to service convertible bonds or bonds with warrants attached, provided that the bonds were issued after this authorization takes effect by virtue of an authorization applying at the time the proposed authorization takes effect or replacing such an authorization under § 186 (3), sent. 4 AktG in exclusion of subscription rights. These offsets are designed to ensure that own shares purchased are not sold in exclusion of subscription rights, in accordance with § 186 (3), sent. 4 AktG, if this would result in the subscription rights of shareholders being excluded for more than ten per cent of the share capital in direct or indirect application of § 186 (3), sent. 4 AktG for no special material reason. This

additional limitation is in the interests of shareholders who, wherever possible, wish to maintain their percentage of shares held.

The Executive Board is also to be authorized, with the consent of the Supervisory Board, to use own shares purchased by virtue of the proposed authorization as consideration for the acquisition of companies or of interests in companies. International competition increasingly requires this form of acquisition financing as well. The proposed authorization is intended to create the necessary scope for the Company to take quick and flexible advantage of acquisition opportunities that may arise. The proposed exclusion of subscription rights takes due account of this. In determining the valuation ratios, the Executive Board will ensure that the interests of shareholders are adequately safeguarded. The capital A authorized by the AGM in 2002 may also be used by the Company for the purpose of acquiring companies or interests in other companies. In deciding on which share type is to be used to finance such transactions, the Executive Board will be guided solely by the interests of the Company and of the shareholders. The Executive Board shall also be authorized, with the consent of the Supervisory Board, to use own shares purchased by virtue of the proposed authorization to satisfy the rights of holders of, or creditors under convertible bonds and/or bonds with warrants attached issued by the Company or by a wholly-owned subsidiary of the Company. Wherever the Company makes use of this option, no conditional capital increase need be carried out. Hence, the interests of shareholders are not affected by this additional option. Furthermore, the Executive Board is to be authorized to offer acquired own shares as staff shares for purchase by employees of Deutsche Lufthansa AG and its affiliated companies. This is to enable the Company to offer shares to its employees without having to resort to authorized capital B. The use by the Company of available own shares instead of resorting to a capital increase or a cash payment may make sense in business terms and, to that extent, the purpose of the authorization is to increase flexibility.

The Executive Board will report on any use made of the authorization to purchase own shares at the next AGM.

8. Approval for the conclusion of intercompany agreements with Lufthansa Systems Group GmbH

The Executive Board and the Supervisory Board propose that approval be given for the conclusion of intercompany agreements (control and profit/loss transfer agreements) between Deutsche Lufthansa AG and Lufthansa Systems Group GmbH (hereinafter: "the company") to take effect as of 1 January 2003.

The material provisions of the agreements are as follows:

- The company subordinates its control to Deutsche Lufthansa AG.
- The net profit for the year as stated in the annual financial statements will be transferred to Deutsche Lufthansa AG.
- Deutsche Lufthansa AG assumes any losses of the company as set forth in § 302 AktG.
- Subject to the consent of Deutsche Lufthansa AG, the company may form revenue reserves from its net profit for the year wherever these are considered financially sound in a reasonable commercial assessment.

The agreements were concluded in November 2002 and, following expiry of the statutory minimum term required for utilizing any tax benefits, may be terminated by giving three months' notice to the end of a calendar year.

The control and profit/loss transfer agreements, the financial statements and the management reports of the contracting parties covering the last three financial years as well as the joint report produced in accordance with § 293 a AktG by the Executive Board of Deutsche Lufthansa AG and the management of Lufthansa Systems Group GmbH are on display for shareholder inspection, from the time the AGM is convened on the premises of Deutsche Lufthansa AG, Von-Gablenz-Str. 2–6, 50679 Cologne, and on the premises of Lufthansa Systems Group GmbH and may also be downloaded from the Internet at www.lufthansa-financials.de.

Upon request, shareholders receive a copy of the above documents without delay and free of charge; the documents may also inspected at the AGM.

9. Appointment of auditors for the annual financial statements in the 2003 financial year

The Supervisory Board proposes the appointment of PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Düsseldorf, as auditors of the annual financial statements for the 2003 financial year.

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Statements to meet the requirements of § 128 (2) AktG

A member of the Executive Board of Deutsche Lufthansa AG is member of the administrative board of the following bank:
Landesbank Hessen-Thüringen Girozentrale

The following banks hold interests in Deutsche Lufthansa Aktiengesellschaft that must be disclosed to meet the requirements of § 21 of Germany's Securities Trading Act (WpHG):
Dresdner Bank, due to the inclusion of the shares held by GENUJO Achte Beteiligungs GmbH
Bayerische Landesbank, due to the inclusion of the shares held by GENUJO Achte Beteiligungs GmbH

The following banks are members of the consortium that carried out the last issue of securities of the Company within the past 5 years:
Morgan Stanley Dean Witter
Schroder Salomon Smith Barney
Dresdner Kleinwort Wasserstein

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Attendance at the Annual General Meeting

Shareholders entitled to attend the AGM of Deutsche Lufthansa Aktiengesellschaft and to cast votes – either in person or by proxy – are those shareholders whose names are entered in the share register and who register for the AGM no later than 15 June 2003.

The Company will send application and proxy forms, as well as a copy of the agenda of the AGM to the addresses of those shareholders whose names are entered in the share register of the Company on 3 June 2003. The material will include additional information on applications for attendance and on the appointment of proxies.

New shareholders whose names are entered in the share register between 4 and 15 June 2003 can make a written application to attend, stating their shareholder's ID, name, address and date of birth.

Postal address	Deutsche Lufthansa AG Investor Relations (HV) 50664 Köln Germany
Fax number	+49-221-826-3646
E-mail	CGNIRAW@DLH.DE

Shareholders entered in the share register may also cast their votes at the AGM via an authorized person, a bank or a shareholders' association. Such agents must be registered in good time.

If a bank, etc., is entered in the share register it may cast votes in respect of the shares it does not own only on the basis of a shareholder's authorization.

This year, too, Lufthansa is offering its shareholders the option of having authorized Company representatives cast votes on their behalf. These persons are strictly bound by the instructions given on the proxy forms.

Once again, admission tickets may be ordered and proxies issued with voting instructions for authorized Company representatives using the Internet. Please find further information at www.lufthansa-financials.de, taking the link to "Annual General Meeting".

Please send any queries or motions regarding the AGM to the above address only. We regret that we are unable to consider motions sent to any another address. Counter-motions received on time may be found on our Website at www.lufthansa-financials.de. This is also true of any comments posted by the management.

The annual report for the 2002 financial year can also be ordered there and is available for downloading. It can also be obtained as CD-ROM or in bound form by informal order from the above address.

Those shareholders who requested a copy of the annual report at an earlier point in time, so that their names have been added to our mailing list, will receive the report automatically without renewing their order.

The invitation to attend the AGM appears in the electronic Federal Gazette dated 27 March 2003.

Cologne, 27 March 2003
Deutsche Lufthansa Aktiengesellschaft
The Executive Board

Registered office of the Company: Cologne
Entered in the Commercial Register of the Cologne Local Court (Amtsgericht) under HRB 2168
Chairman of the Supervisory Board: Dr. Klaus G. Schlede
Executive Board: Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber (Chairman),
Wolfgang Mayrhuber (Vice Chairman), Dr. Karl-Ludwig Kley, Stefan Lauer